Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 17, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on March 17, 2004, and is incorporated by reference into this filing.

Dow Jones Business News

Fisher to Buy Apogent for $2.7 Billion Plus Debt

Wednesday March 17, 10:37 am ET

Fisher Scientific International Inc. (NYSE:FSH — News) said it agreed to acquire Apogent Technologies Inc. (NYSE:AOT — News) in a stock deal the companies valued at $3.7 billion, including the assumption of debt.

Fisher said Wednesday that the combination will bolster its presence in the high-growth life-science market and create a strong platform for growth.

Fisher provides scientific equipment and instruments to more than 350,000 customers in about 145 countries. Its customers include pharmaceutical and biotech companies, hospitals, colleges and universities.

Apogent makes laboratory and life-science products for health-care diagnostics and scientific research.

“This transaction expands our portfolio of proprietary consumable products, which creates revenue growth opportunities, enhances our margins and drives earnings growth,” Fisher Scientific Vice Chairman Paul M. Meister said in a statement Wednesday.

Under terms of the agreement, each Apogent share will be exchanged for 0.56 Fisher Scientific share. Based on Fisher’s price of $52.32 at 4 p.m. EST Tuesday on the New York Stock Exchange (News — Websites) , each Apogent share would be valued at $29.30, a modest 5.5% premium to the closing price of $27.78 Tuesday on the Big Board. The deal also calls for Fisher to assume $980 million in Apogent debt.

Near $10.15 a.m. EST, Apogent shares were up $1.98, or 7.1%, at $29.76, while Fisher changed hands $53.85, up $1.53, or 2.9%.

The new company, to be called Fisher Scientific International Inc., will be headquartered in Hampton, N.H., Fisher’s current base. Apogent is based in Portsmouth, N.H.

Fisher shareholders will own about 57% of the combined company, with Apogent’s shareholders owning the remaining 43%.

Fisher Chairman and Chief Executive Paul M. Montrone and President and Chief Operating Officer David T. Della Penta will continue to serve in those positions in the combined company, and Mr. Meister will remain vice chairman. Frank H. Jellinek Jr., president and CEO of Apogent, will serve as chairman emeritus of Fisher.

Four of Fisher’s current directors will continue to serve on its board, along with Messrs. Montrone and Meister. Four members of Apogent’s board, including Mr. Jellinek, will join Fisher’s board.

The companies expect to close the deal early in the third quarter of 2004.

Fisher expects to achieve synergies — or cost cuts and revenue enhancements — worth about $55 million in 2005, and up to $100 million on an annualized basis by the end of 2006.

Fisher still expects earnings per share for 2004 of $2.75 to $2.87, a range the company forecast last month when it announced agreements to acquire Oxoid Group Holdings Ltd. for $330 million and Dharmacon Inc. for $80 million in cash. Fisher expects the addition of those privately held companies to expand its biochemicals business.

For 2005, Fisher now expects earnings of $3.45 to $3.65, up from the company’s February forecast of $3.30 to $3.50.

Analysts currently expect Fisher to post earnings of $2.81 a share for 2004 and $3.38 for 2005.

-Judy Bocklage; Dow Jones Newswires; 609-520-7811

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FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the proxy statement for Fisher’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on April 10, 2003. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger when it becomes available.